FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

 the Securities Exchange Act of 1934

For 30 March 2021

Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

________________________________________________

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-251220) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

March 30, 2021

NATWEST GROUP plc – RESULTS OF TENDER OFFERS FOR CERTAIN OF ITS OUTSTANDING NOTES

NatWest Group plc (the “Offeror”) is today announcing the results of its previously announced cash tender offers (each, an “Offer” and, together, the “Offers”) for any and all of certain series of its U.S. dollar denominated notes set out in the table below (the “Notes”).

The Offers were made on the terms and subject to the conditions set out in the offer to purchase dated March 23, 2021 (the “Offer to Purchase”) and the related Notice of Guaranteed Delivery (together, the “Offer Documents”). Capitalized terms not otherwise defined in this announcement have the same meaning as in the Offer to Purchase.

Based on information provided by the Tender Agent, $2,154,636,000 in aggregate principal amount of the Notes were validly tendered and not validly withdrawn by 5:00 p.m., New York City time, on March 29, 2021 (the “Expiration Deadline”), as more fully set forth below. The Offeror has accepted all Notes that were validly tendered and not validly withdrawn prior to the Expiration Deadline. In addition, $16,116,000 in aggregate principal amount of the Notes were tendered using the guaranteed delivery procedures. The Settlement Date is expected to be March 31, 2021 and the Guaranteed Delivery Settlement Date is expected to be April 1, 2021. For the avoidance of doubt, Holders whose Notes are tendered and purchased pursuant to the Guaranteed Delivery Procedures will not receive payment in respect of any interest or any distribution, as the case may be, for the period from and including the Settlement Date to the Guaranteed Delivery Settlement Date.

The Offeror estimates the impact of this transaction will be a charge to income in its Q1 2021 results of approximately £118 million, with the final charge dependent on foreign exchange movements until the Settlement Date. After taking into account the estimated effect of taxation, and based on risk weighted assets of £170 billion as reported for December 31, 2020, this would equate to a reduction in the Offeror’s CET1 capital ratio of approximately 5 bps.

The table below sets forth, among other things, the principal amount of each series of Notes validly tendered and not validly withdrawn at or prior to the Expiration Deadline:

Title of Security	Issuer	ISIN/CUSIP	Principal Amount Outstanding(1)	Aggregate Principal Amount Tendered Excluding Notes Tendered Using Guaranteed Delivery Procedures	Aggregate Principal Amount Tendered Using Guaranteed Delivery Procedures	Purchase Price(2)
6.425% Non-Cumulative Trust Preferred Securities (“Trust Securities”)	RBS Capital Trust II	US74927PAA75 74927PAA7	$137,685,000	$100,747,000	$32,000	$1,459.91
7.648% Dollar Perpetual Regulatory tier One Securities, Series 1 (“PROs”)	The Royal Bank of Scotland Group plc(3)	US780097AH44 780097AH4	$130,205,000	$58,036,000	$4,814,000	$1,466.33
6.125% Subordinated Tier 2 Notes due 2022 (“2022 Notes”)	The Royal Bank of Scotland Group plc (3)	US780099CE50 780099CE5	$1,615,576,000	$311,371,000	$875,000	$1,090.10
6.100% Subordinated Tier 2 Notes due 2023 (“2023 Notes I”)	The Royal Bank of Scotland Group plc(3)	US780097AY76 780097AY7	$544,194,000	$76,459,000	$2,394,000	$1,111.54
6.000% Subordinated Tier 2 Notes due 2023 (“2023 Notes II”)	The Royal Bank of Scotland Group plc(3)	US780097AZ42 780097AZ4	$2,000,000,000	$600,132,000	$5,516,000	$1,132.36
5.125% Subordinated Tier 2 Notes due 2024 (“2024 Notes”)	The Royal Bank of Scotland Group plc(3)	US780099CH81 780099CH8	$2,250,000,000	$1,007,891,000	$2,485,000	$1,119.09

 _________________

(1)	As of the commencement date of the Offers; excludes $512,315,000 principal amount of 6.425% Non-Cumulative Trust Preferred Securities, which are held by the Offeror as of the date hereof and are deemed not to be outstanding.

(2)	Per $1,000 principal amount of the Notes validly tendered and accepted for purchase.

(3)	Currently NatWest Group plc.

FURTHER INFORMATION

Lucid Issuer Services Limited acted as tender agent for the Offers. NatWest Markets Securities Inc., an affiliate of the Offeror, acted as Global Arranger and Lead Dealer Manager and Citigroup Global Markets Limited, Merrill Lynch International, Morgan Stanley & Co. LLC and UBS Securities LLC (together with NatWest Markets Securities Inc.) acted as Dealer Managers. Questions regarding the Offers should be directed to NatWest Markets Securities Inc. at +44 20 7678 5222, +1 203 897 6166 (U.S.) or +1 866 884 2071 (U.S. Toll Free), Citigroup Global Markets Limited at +44 20 7986 8969 (UK), +1 212 723 6106 (U.S.) or +1 800 558 3745 (U.S. Toll Free), Merrill Lynch International at +44 20 7996 5420 (London), +1 888 292 0070 (U.S. Toll Free) or +1 980 387 3907 (U.S.), Morgan Stanley & Co. LLC at +44 20 7677 5040 (Europe), +1 800 624 1808 (U.S. Toll Free) or +1 212 761 1057 (U.S.) and UBS Securities LLC at +44 20 7568 1121 (Europe), +1 888 719-4210 (U.S. Toll Free) or + 1 203 719 4210 (U.S.).

FORWARD-LOOKING STATEMENTS

From time to time, we may make statements, both written and oral, regarding our assumptions, projections, expectations, intentions or beliefs about future events. These statements constitute “forward-looking statements”. We caution that these statements may and often do vary materially from actual results. Accordingly, we cannot assure you that actual results will not differ materially from those expressed or implied by the forward-looking statements. You should read the sections entitled “Risk Factors” in the Offer to Purchase, in our Annual Report and “Forward-Looking Statements” in our Annual Report.

Any forward-looking statements made herein or in the documents incorporated by reference herein speak only as of the date they are made. Except as required by the U.K. Financial Conduct Authority (the “FCA”), any applicable stock exchange or any applicable law, we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained in the Offer to Purchase or the documents incorporated by reference herein to reflect any changes in expectations with regard thereto or any new information or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that we have made or may make in documents we have filed or may file with the SEC.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATWEST GROUP plc (Registrant)

Date:	March 30, 2021	By:	/s/ Gary Moore
			Name:	Gary Moore
			Title:	Assistant Secretary